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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-22687

(Check One):

[X] Form 10-K and Form 10-KSB      [_] Form 11-K

[_] Form 20-F         [_] Form 10-Q and Form 10-QSB     [_] Form N-SAR

For Period Ended:  December 31, 2002

[_] Transition Report on Form 10-K and 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q and Form 10-QSB

[_] Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:_____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  JLM Industries, Inc.

Former name if applicable:

Address of principal executive office(Street and number):  8675 Hidden River
                                                           Parkway

City, State and Zip Code:  Tampa, Florida  33637

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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant is unable to file its Annual Report (the "Annual Report") on Form 10-K for its fiscal year ended December 31, 2002 by the prescribed date of March 31, 2003 without unreasonable effort or expense because the registrant needs additional time to complete the annual audit. The registrant intends to file its Annual Report on or prior to the prescribed extended date.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Michael Molina                          (813) 632-3300
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                (Name)                        (Area code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                            [X]  Yes     [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes     [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

     The registrant anticipates that revenues and gross profit will decrease significantly for the year ended December 31, 2002 as compared to the prior fiscal year. The registrant anticipates that operating loss will decrease for the year ended December 31, 2002 as compared with the prior fiscal year. A more detailed estimate of the registrant's results of operations is not available because the registrant needs additional time to analyze certain information in order to finalize its financial statements.


                              JLM Industries, Inc.
                              --------------------
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                       By:    /s/ Michael Molina
                                              --------------------------------
                                              Name:  Michael Molina
                                              Title: Vice-President and CFO

                                    ATTENTION

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     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).